

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 14, 2025

Michael Winston
Interim Chief Executive Officer
Jet.AI Inc.
10845 Griffith Peak Dr., Suite 200
Las Vegas, Nevada 89135

> **Re: Jet.AI Inc.**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed February 21, 2025**
> **File No. 333-284504**

Dear Michael Winston:

We have reviewed your amended registration statement and have the following comment. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 14, 2025 letter.

Amendment No. 1 to Form S-3 filed on February 21, 2025

You may experience future dilution as a result of issuance, page 7

1.   We note your response to prior comment 1 and re-issue. Please provide illustrative disclosure to show the impact of the issuances under the securities purchase agreement.

Please contact Timothy S. Levenberg at 202-551-3707 or Daniel Morris at 202-551-3314 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation